NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting of the Shareholders of Intier Automotive Inc. (the "Corporation") will be held at The Design Exchange, Toronto-Dominion Centre, 234 Bay Street, 2nd Floor, Toronto, Ontario, Canada, on Wednesday, May 7, 2003, commencing at 10:00 a.m. (Toronto time) for the following purposes:

(a) to receive the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2002 and the Auditors' Report thereon;
(b) to elect directors;
(c) to re-appoint the Auditors and authorize the Audit Committee of the Board of Directors to fix the Auditors' remuneration;
(d) to consider, and if thought advisable, to pass the ordinary resolution approving the Corporation's Canadian and U.S. employee deferred profit sharing plans and U.K. employee share incentive plan; and
(e) to transact such further or other business or matters as may properly come before the meeting or any adjournments or postponements thereof.
Only shareholders of record at the close of business on March 27, 2003 will be entitled to notice of the meeting.

The Corporation's 2002 Annual Report containing the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2002 and the Auditors' Report thereon, a Management Information Circular/Proxy Statement and a form of proxy are each enclosed with this Notice of Annual and Special Meeting of Shareholders. The Management Information Circular/Proxy Statement provides additional information concerning the matters to be dealt with at the meeting.

By order of the Board of Directors

BRUCE R. CLUNEY
Secretary
April 3, 2003
Newmarket, Ontario
Note: If you are unable to be present at the meeting in person, please fill in, date and sign the enclosed proxy and return it to the Secretary of the Corporation in the enclosed envelope.